Global Marine Inc.

Santa Fe International Corporation

September 4, 2001

GlobalSantaFe

CORPORATION

NYSE:GSF

A Powerful Combination

FORWARD-LOOKING STATEMENTS

This presentation includes statements that may be deemed to be "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the transaction, its effect on future earnings, cash flow or other operating results, the expected closing date of the transaction, any other effect or benefit of the transaction, the tax treatment of the transaction and the combined company, market prospects, and any other statements that are not historical facts. Global Marine Inc. and Santa Fe International Corporation strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of acquired businesses, costs, delays and other difficulties related to the merger, closing conditions not being satisfied, failure to obtain and retain expected synergies, general market conditions prevailing in the marine and land drilling industries (including dayrates and utilization) and various other trends affecting the marine and land drilling industries, operating hazards and delays, risks associated with international operations, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in Global Marine Inc.'s and Santa Fe International Corporation's filings with the Securities and Exchange Commission (SEC), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Global Marine Inc. and Santa Fe International Corporation undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

A Powerful Combination

GlobalSantaFe will be the premier worldwide contract driller:

- **One of the industry's youngest, most technologically advanced drilling fleets**
- **Over 100 rigs owned and / or operated worldwide**
- **Second largest offshore drilling contractor**
- **Strong operating presence in each of the world's key drilling markets**
- **Common business philosophies and employee cultures**

Transaction Description

Exchange ratio	Santa Fe to issue 0.665 shares for each Global Marine share
Ownership	Santa Fe – 49.4% Global Marine – 50.6%
Market capitalization (Pro forma)	Approximately $6.0 billion (at 8/31/01 closing price)
Domicile	Cayman Islands
Board representation	7 designees each
Tax treatment of gains	Taxable to Global Marine shareholders Tax-free to Santa Fe shareholders
Expected closing date	By year end 2001

A True Merger of Equals

Combination Benefits

- Creates greater size and capabilities for customers
- Joins complementary assets and markets
- Unites similar operating philosophies and cultures
- Improves position for internal and external growth
- Enhances financial position
- Balances earnings visibility and operating leverage
- Increases equity market liquidity

A New Market Leader

Experienced Leadership

- Bob Rose, Chairman
- Sted Garber, President and CEO
- Jon Marshall, EVP and COO
- Seals McCarty, EVP Finance and Administration
- Jim McCulloch, SVP and General Counsel
- Matt Ralls, SVP and CFO
- Joe Boyd, VP Human Resources
- Richard Hoffman, VP Investor Relations

A Very Deep Bench

Worldwide Market Presence


Total – 103 Rigs
11
15
1
2
16
10
22
11
5
10
59 Offshore
31 Land
90 Owned
13 Operated for others

Solid Positions in Key Markets

Asset Portfolio – 90 Rigs

	% Contracted Next 12 Months
Drillships (4) Semisubmersibles (9)	68%
HDHE Jackups (6) ≥ 300' Jackups (24) < 300' Jackups (15)	57%
Land rigs (31) Platform rigs (1)	70%
	63%

Significant Earnings Visibility

Quality Jackup Fleet


< 300’ IC Jackup
≥ 300’ IC Jackup
37
22
15
30
20
17
28
7
14
20
4
18
8
6
RIG
GSF
ESV
PDE / MRL
NE
RDC
DO

Quality Jackup Fleet



GSF Newbuilds
≥ 300' IC Jackup
2
22
30
17
7
20
18
6
RIG
GSF
ESV
PDE / MRL
NE
RDC
DO

Third Largest Fleet of Floaters



63
24
11
28
31
8
5
18
15
2
4
8
13
4
5
4
10
7
2
1
1
RIG
DO
GSF
PDE / MRL
NE
ESV
RDC
GSF Newbuilds
(7,500’)
Ultra Deepwater
(3 5,000’+)
Deepwater
(3,000’ – 4,999’)
Shallow
(< 3,000’)

Complementary Marine Markets



Total – 59 Rigs
17
15
10
9
5
3
Global Marine
Santa Fe
North America
North Sea
West Africa
MidEast / Med
Asia Pacific
South America

International Strength

Marine Rigs In International Waters


73%
62%
59%
52%
46%
36%
4%
GSF
RIG
NE
ESV
PDE / MRL
DO
RDC

Source: OneOffshore, June 2001

Revenue Distribution by Customer Class

Pro Forma 1H 2001


Majors
23%
Super Majors
46%
Independents
31%

Leading Customers	% of Total
ExxonMobil	15.1%
BP	13.9%
Chevron + Texaco	6.4%
TotalFinaElf	6.3%
Shell	4.6%

High Quality, Diverse Customer Base

Operating Cash Flow

Pro Forma 1H 2001


By Source
Floaters
31%
Jackups
55%
Drilling
Serv.
11%
Land
3%


By Region
North Sea
19%
North
America
43%
South
America
13%
Med. /
Mid. East
13%
West
Africa
10%
Asia
Pacific
2%

Note: Operating cash flow is total revenue less total cash operating expense

Diverse Cash Flow Stream

Industry Leadership

	Pro Forma Rank[4]
International rigs[1]	1st
Premium jackups[2]	1st
Balance sheet strength[3]	1st
Number of offshore rigs	2nd
Market capitalization	2nd
LTM revenue	2nd

(1) Based on percentage of marine rigs outside GoM.
(2) ≥ 300' water depth.
(3) Based on total debt / total capitalization.
(4) Peer group: RIG, DO, NE, ESV, RDC, PDE / MRL.

Size and Strength

Pro Forma Financial Performance



Revenue
$ in millions
1,191
1,756
1,974
1,405
1,624
1,912
1996
1997
1998
1999
2000
LTM



EBITDA
$ in millions
360
656
796
473
494
655
1996
1997
1998
1999
2000
LTM

Accretive to Earnings and Cash Flow in 2002

Balance Sheet Strength

$ in millions

	Pro Forma 6/30/01
Cash	$ 627
Total Debt	925
Equity	4,349
Total Capitalization	$ 5,274

Total Debt to Total Capitalization – 17.5%

Capital Requirements

Estimated Pro Forma Capital Spending



$ in millions
Committed Newbuilds
Maintenance & Upgrade
226
178
329
178
299
178
67
178
2001E
2002E
2003E
2004E

Investing For The Future

Key Synergies

- Greater flexibility to deploy rigs worldwide
- Established base in GoM for newbuilds
- Deepwater construction and operations expertise
- Tax efficiency
- G&A and other cost savings

A Perfect Fit

Bottom Line

- Establishes stronger, more dynamic partner for customers
- Creates leadership in size and diversification in key markets and equipment classes
- Enhances deepwater scale and expertise
- Increases financial strength to seize new growth opportunities
- Provides shareholders with improved liquidity and substantial accretion to cash flow

Creating Shareholder Value

GLOBALSANTAFE
CORPORATION

NYSE:GSF

A Powerful Combination